18001335

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
Received
FEB 27 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maybank Kim Eng Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue,
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Kim — 212-688-8886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jessica Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maybank Kim Eng Securities USA, Inc., as of Feb 20th, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL A. BELMONT
Notary Public, State of New York
Registration #02BE6306588
Qualified In Kings County
Commission Expires June 23, 2018

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Financial Condition
As of December 31, 2017
(Expressed in United States Dollars)

Assets

Cash	$	3,437,411
Receivable from clearing broker (Note 4)		77,758
Receivable from affiliates (Note 3)		99,048
Furniture, equipment, software (Note 7)		67,844
Prepaid income taxes		130
Prepaid expenses and other receivables		47,745
Security Deposit		92,463
Total assets	$	3,822,399

Liabililties and Shareholder's Equity

Liabilities		
Accrued compensation	$	366,732
Accounts payable and other liabilities		90,009
Deferred Rent		2,038
Total liabilities	$	458,779
Shareholder's equity		
Common stock, voting, par value $1; authorized, issued and outstanding, 10 shares	$	10
Additional paid-in capital		21,499,990
Accumulated deficit		(18,136,380)
Total shareholder's equity		3,363,620
Total liabilities and shareholder's equity	$	3,822,399

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Operations
Year Ended December 31, 2017
(Expressed in United States Dollars)

Revenues:		
Brokerage commissions	$	5,926,860
Research Income		790,454
Research Fee - Related Companies		290,270
Placement Income		13,350
Interest Income		446
Total revenue	$	7,021,380
Expenses		
Commissions and clearance	$	2,893,772
Compensation		3,977,328
Communication/information services		525,115
Employee Benefits		900,886
Occupancy		244,424
Travel and entertainment		364,727
Professional fees		65,782
FINRA FEE		27,621
SIPC FEE		10,372
Advisory, marketing and operations fees - Affiliated Company (Note 3)		402,501
Other		182,894
Total expenses	$	9,595,422
Net loss before provision for income taxes		(2,574,042)
Provision for income taxes (Note 6)		179,522
Net loss	$	(2,753,564)

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2017
(Expressed in United States Dollars)

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Shareholder's equity - at January 1, 2017	$ 10	$ 18,499,990	$ (15,382,816)	$ 3,117,184
Contribution		3,000,000		3,000,000
Net loss			(2,753,564)	(2,753,564)
Shareholder's equity - at December 31, 2017	$ 10	$ 21,499,990	$ (18,136,380)	$ 3,363,620

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Cash Flows
Year Ended December 31, 2017
(Expressed in United States Dollars)

Cash flows from operating activities		
Net Loss	$	(2,753,564)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		19,782
Decrease (increase) in operating assets		
Receivable from clearing broker		192,878
Receivable from affiliates		37,497
Prepaid expenses and other receivables		1,503
Prepaid income taxes		4,785
Increase (decrease) in operating liabilities		
Accrued compensation		317,544
Accounts payable and other liabilities		3,997
Net cash used in operating activities		(2,175,578)
Cash flows from financing activities		
Contribution		3,000,000
Net cash provided by financing activities		3,000,000
Net cash Decrease		824,422
Cash at beginning of year		2,612,989
Cash at end of year	$	3,437,411
Supplemental Disclosure:		
Tax paid during the year	$	174,736

The accompanying notes are an integral part of these financial statements.

Note 1 - General Business

Maybank Kim Eng Securities USA, Inc. (the "Company"), a wholly-owned subsidiary of Maybank Kim Eng Holdings Limited, a Singapore Registered Corporation (the "Parent"), is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, and is a member of the Securities Investor Protection Corporation (SIPC).

The Company engages primarily in the introduction of securities from Singapore, Korea, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, Taiwan, Japan, Vietnam, Sri Lanka, Pakistan, Bangladesh, India ("Asian-based") and Australia and New Zealand through its affiliates who are licensed to buy and sell such securities to U.S. institutional customers on a delivery and/or receipt versus payment basis. The Company's results of operations and financial condition are affected by general trends in the Asian-based economy, Australia, New Zealand and financial markets.

Substantially all of the Company's transactions including revenue and expenses are not arm's length transactions as they are executed with its parent and other associated companies. Consequently, the Company's statement of financial condition and statement of operations presented herein may be different from what would have been obtained if such transactions were executed on an arm's length basis with unrelated parties.

The Parent has agreed to provide funding to support the Company if necessary. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

Note 2 - Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These financial statements were approved by management and available for issuance on February 15, 2018.

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis are:

1. Revenue Recognition

The Company records securities transactions executed for its customers on a trade-date basis. Commission revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates on the trade date.

Research income represents monies for research services provided to clients. These payments are recorded when received.

(Expressed in United States Dollars)

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term, which is approximately three to ten years.

4. Income taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future (based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income). Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 3 - Related Party Transactions

The Parent and affiliated companies with common ownership provide 70% of all execution, and research and settlement services to the Company. Gross commissions from customer transactions are collected by affiliated companies and are remitted monthly to the Company net of commissions and clearance, research and settlement fees, and withholding taxes. At December 31, 2017, receivable from affiliates of $99,048 represents net commissions due from Maybank Kim Eng Securities Singapore for customer securities transactions. The total commission paid and payable to affiliates during the year ended December 31, 2017 was $1,344,301.

In 2017, the advisory, marketing and operations fee to related party of $402,501 has been paid to Maybank Kim Eng Research, an affiliated company. In addition, $290,270 was received from the same company for research services.

(Expressed in United States Dollars)

Note 4 – Receivable from Clearing Broker

At December 31, 2017, receivable from clearing broker was $ 77,758 for executed but unsettled transactions.

Note 5 - Employee Benefit Plan

The Company sponsors 401K savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% to the first 4% and 50% to the next 4% of employee's contributions. The Company's contribution was $175,813 for the year ended December 31, 2017.

Note 6 - Income Taxes

The income tax provision for the year ended December 31, 2017 consisted of the Following:

Current Tax Expense (Benefit):	
Federal	$ 0
State and local	5,080
Foreign withhold tax	174,442
	179,522
Deferred Tax Expense (Benefit)	
Federal, state and local	-
Total tax expense	$ 179,522

A reconciliation of the statutory income tax provision to the effective tax rate is as follows:

U.S. Statutory rate	-35.00%
State and local tax	0.00%
Taxes on foreign income in excess of U.S. Tax	7.00%
Permanent difference	1.00%
Change in valuation allowance	34.00%
Total tax provision	$ 7.00%

The major sources of temporary differences and their deferred tax effect at December 31, 2017 are as follows:

Deferred tax asset	
Net operating loss benefit	$ 3,902,381
Depreciation	3,156
Deferred Rent	428
Less valuation allowance	(3,905,965)
Net deferred tax asset	$ -

(Expressed in United States Dollars)

The Company has provided a valuation allowance to fully offset the amount of the net deferred tax assets mainly due to continuing net operating losses at the federal, state and local jurisdictions. Management's conclusion is that it is not "more-likely-than-not" that the Company would be able to fully realize its deferred tax assets in the immediate future.

At December 31, 2017, the Company has unused federal net operating loss carryforwards of $18,582,766 which may be applied against future taxable income expiring in various years from 2017 through 2035.

On December 22, 2017, the US congress passed the Tax cuts and Jobs Act ("the Act") into legislation. The Company has completed the accounting for the effects of the Act. The Company has recorded a tax benefit of $3,902,381, primarily due to a re-measurement of deferred tax assets.

The Company follows the provisions of accounting for uncertain tax positions, which prescribes a recognition threshold and measurement attribute for the financial statement impact of a tax position taken or expected to be taken on a tax return. It also provides guidance on the recognition, classification, recording of interest and penalties, and requires certain disclosures. The Company has no uncertain tax position at the present time.

The Company files Federal, New York State, New York City, California, Utah and Massachusetts income tax returns as a C-Corporation. For examination purposes, December 2015 to December 2017 are open years based upon a three year statute of limitations.

Note 7 - Fixed Assets

Details of equipment and computer software are as follows:

Equipment, automobile, computer software

Leasehold improvements	$	112,007
Office equipment		34,142
Furniture and fittings		126,211
Computer equipment		56,271
Computer software		51,822
		380,453
Less: accumulated depreciation		(312,609)
	$	67,844

The depreciation and amortization charged for the year ended December 31, 2017 was $19,782.

(Expressed in United States Dollars)

Note 8 - Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

Note 9 - Net Capital

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $250,000 whichever is greater. At December 31, 2017, the Company had net capital of $3,345,341 which exceeded requirements by $3,095,341. The ratio of aggregate indebtedness to net capital was 0.14 to 1.

Note 10 - Commitments

a. Office leases

The Company has a long-term operating lease for office space expiring in March 2018.

The future annual minimum lease payments due under this operating lease that have a remaining non-cancelable term in excess of one year are as follows:

Rent		
2018		53,177
	$	53,177

The total rent inclusive of other occupancy charges paid in New York and California for the year ended December 31, 2017 is $244,424.

The Company also has an agreement to lease office space in San Francisco, California for a monthly payment of $2,374 expiring on March 31, 2019.

A Certificate of deposit of $86,881 is pledged to a third party as collateral on these leases.

Note 11 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs k(2)(i) and k (2)(ii) of that Rule.

Note 12 – Subsequent events

The Company evaluated subsequent events from January 1, 2017 to February 15, 2018, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)
Computation of Net Capital under Rule 15C3-1 of the
Securities and Exchange Commission
December 31, 2017
(Expressed in United States Dollars)

Supplementary Information

Total Ownership Equity Per Statement of Financial Condition	$	3,363,620
Add Back Discretionary Bonus		366,732
Total Equity		3,730,352
Non allowable Assets:		
Receivable from affiliates		99,048
Petty cash		23
Furniture, equipment, software		67,844
Receivable - Clearing broker		77,758
Prepaid expenses		47,745
Prepaid income taxes		130
Security Deposit		92,463
Total non allowable		385,011
Net capital before haircuts on securities positions		3,345,341
Haircuts		-
Net capital		3,345,341
Computation of Net Capital Requirement:		
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $ 458,779 or $250,000		250,000
Excess net capital	$	3,095,341
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	458,779
Percentage of aggregate indebtedness of net capital		14%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's amended unaudited Form X-17A-5 Part 11 filing as of December 31, 2017.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c-3-3.
December 31, 2017
(Expressed in United States Dollars)

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 in that the Company's activities are limited to those set forth under paragraphs k(2)(i) and k(2)(ii) of that Rule.

See Accompanying Review Report of Independent Registered Public Accounting Firm

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Maybank Kim Eng Securities USA, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Maybank Kim Eng Securities USA, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), (2)(ii), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i), (2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 15, 2018

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Exemption from Rule 15c3-3
Year Ended December 31, 2017

Maybank Kim Eng Securities USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

Maybank Kim Eng Securities USA, Inc.

I, Jessica Kim, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: [signature]

Title: CFO

See Accompanying Review Report of Independent Registered Public Accounting Firm

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

The Board of Directors of
Maybank Kim Eng Securities USA Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Maybank Kim Eng Securities USA Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form (SIPC-7) and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. EA obtained, traced and agreed payment on the bank wire instructions to the calculated amount due to SIPC of $4,671, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. EA noted an amount of $5,701 which was due, and payable was correctly calculated, accrued, and entered on the form to be filed at December 31, 2017, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers; EA recalculated the arithmetical accuracy of the total reflected in Form SIPC 7 by recalculating the SIPC fee payable for the year, using the general assessment rate and agreeing the calculation to the Company's general ledger supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (not applicable).

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 15, 2018

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017
(Expressed in United States Dollars)

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	6,915,300
General Assessments at 0.0015	$	10,372
Payment Remitted Form SIPC-6	$	(4,671)
Amount Due with Form SIPC-7	$	5,701

See Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC 7)

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)
(S.E.C. I.D. No. 8-43264)

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

December 31, 2017

Table of Contents

	Report of Independent Registered Public Accounting Firm	1
☒ (a)	**Facing Page.**	
☒ (b)	**Statement of Financial Condition.**	2
☒ (c)	**Statement of Operations.**	3
☒ (d)	**Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.**	4
☒ (e)	**Statement of Changes in Cash Flows.**	5
☒ (f)	**Notes to Financial Statements**	6-11
☒ (g)	**Computation of Net Capital.**	12
☒ (h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.	14
☒ (i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.	15
☒ (j)	A Reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.	
☐ (k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.	
☒ (l)	**An Oath or Affirmation.**	
☒ (m)	A copy of the SIPC Supplemental Report.	
☒ (n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure)**	

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Maybank Kim Eng Securities USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Maybank Kim Eng Securities, USA Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in pages 12 and 13 (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the information contained in pages 12 and 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017. Note: Partners of Cohen & Schaeffer P.C. joined EisnerAmper LLP in 2017. Cohen & Schaeffer P.C. had served as the Company's auditor since 2007.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 15, 2018